EXHIBIT 3.3 - SPECIMEN STOCK CERTIFICATE

CONTENTS:

State of Incorporation

Name of Company

Number of authorized shares of common stock

Name of individual shareholder

Number of shares owned by individual shareholder

Fully paid and non-assessable shares

Date of issuance of certificate

Signatures of President and Secretary

Restrictive transfer legend